Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires or indicates, references to “we,” “us,” “our,” “IGI,” the “Group,” and the “Company” refer to International General Insurance Holdings Ltd., a Bermuda exempted company, and its consolidated subsidiaries and branches.

This “Management’s Discussion and Analysis of Financial Condition and Results of Operations” should be read in conjunction with the following:

(i) the recent unaudited interim condensed consolidated financial statements of the Company as at and for the half-year ended June 30, 2025 presented above;
(ii) the press release included in the Form 6-K dated August 5, 2025 which discusses the half year 2025 condensed unaudited financial results; and
(iii) the audited consolidated financial statements of the Company for the year ended December 31, 2024 and Item 5 “Operating and financial Review and Prospects” reported by the Company in its Annual Report filed with the SEC.
The financial information contained herein is taken or derived from such consolidated financial statements, unless otherwise indicated.
OVERVIEW
See Note 1 to the unaudited condensed consolidated financial statements of the Company and the Introduction section of Item 5 of the 2024 Annual Report on Form 20-F for an overview of the Company.
RESULTS OF OPERATIONS
The following section reviews IGI’s results of operations during the six months ended June 30, 2025 and 2024. The discussion includes presentations of IGI’s results on a consolidated basis and on a segment-by-segment basis.
Results of Operations — Consolidated
The following summarizes IGI’s results of operations for the six month periods ended June 30, 2025 and 2024 which should be read in conjunction with the Company’s unaudited interim condensed consolidated statements of income and comprehensive income and notes thereto for the six months ended June 30, 2025 and 2024 included separately within this Form 6-K.

	Six months ended June 30,
	2025	2024

	($) in millions
Gross written premiums	$394.3	$387.2
Ceded written premiums	(116.0)	(93.8)
Net written premiums	278.3	293.4
Net change in unearned premiums	(50.5)	(57.0)
Net premiums earned	227.8	236.4
Investment income	27.5	24.9
Net realized gain on investments	1.5	0.1
Net unrealized gain on investments	3.3	3.9
Change in allowance for expected credit losses on investments	0.3	(0.1)
Net investment income	32.6	28.8
Other revenues	1.5	0.6
Total revenues	261.9	265.8
Expenses
Net loss and loss adjustment expenses	(123.8)	(99.3)
Net policy acquisition expenses	(41.0)	(39.8)
General and administrative expenses	(45.8)	(44.6)
Change in allowance for expected credit losses on receivables	(1.8)	(1.6)
Change in fair value of derivative financial liabilities	—	(3.2)
Other expenses	(3.4)	(2.3)
Net foreign exchange gain (loss)	17.3	(3.9)
Total expenses	(198.5)	(194.7)
Income before tax	63.4	71.1
Income tax expense	(2.0)	(0.4)
Net income	$61.4	$70.7
Basic earnings per share attributable to equity holders	$1.37	$1.56
Diluted earnings per share attributable to equity holders	$1.36	$1.55
Six months ended June 30, 2025 compared to six months ended June 30, 2024 (Consolidated)
Net income for the period
Net income for the period decreased from $70.7 million for the six months ended June 30, 2024 to $61.4 million for the six months ended June 30, 2025. The decrease in net income was primarily driven by the increase in net loss and loss adjustment expenses of $24.5 million, the decrease in net premiums earned of $8.6 million, partially offset by the increase in net foreign exchange gain of $21.2 million, and positive movement of $3.8 million in net investment income, as discussed further below.
Gross written premiums
Gross written premiums increased 1.8% from $387.2 million for the six months ended June 30, 2024 to $394.3 million for the six months ended June 30, 2025. This was primarily due to 32.6% growth (or $21.2 million) in the reinsurance segment, partially offset by a 4.7% decrease (or $4.3 million) in the specialty long-tail segment and a 4.2% decrease (or $9.8 million) in the specialty short-tail segment. The increase in gross written premiums was the result of new business generated in our reinsurance segment, supported by the increase in overall premium renewal rates in that segment which benefited from favorable pricing conditions available in the market.

Ceded written premiums
Ceded written premiums increased 23.7% from $93.8 million for the six months ended June 30, 2024 to $116.0 million for the six months ended June 30, 2025. This increase was primarily due to higher facultative reinsurance purchases recorded under the short-tail segment and an increase in reinstatement premiums on loss affected business in the long-tail and short-tail segments during the period.
Net change in unearned premiums
Net change in unearned premiums decreased 11.4% from $57.0 million for the six months ended June 30, 2024 to $50.5 million for the six months ended June 30, 2025. The decrease in net change in unearned premiums was mainly attributable to the decrease in net written premiums in our short-tail segment, partially offset by the increase in net written premiums in our reinsurance segment.
Net premiums earned
As a result of the foregoing, net premiums earned decreased 3.6% from $236.4 million for the six months ended June 30, 2024 to $227.8 million for the six months ended June 30, 2025.
Net investment income
Net investment income increased from $28.8 million for the six months ended June 30, 2024 to $32.6 million for the six months ended June 30, 2025 as a result of the following:
Investment income
Investment income (comprised of interest and dividend income, net of investment custodian fees and other investment expenses) increased 10.4% from $24.9 million for the six months ended June 30, 2024 to $27.5 million for the six months ended June 30, 2025. This was primarily due to a $3.0 million increase in interest income which was attributable to higher interest rates compared to the same period of 2024 along with a greater amount of funds invested in fixed maturity securities.
Net unrealized gain on investments
Net unrealized gain on investments reflects a net gain of $3.3 million for the six months ended June 30, 2025 compared to $3.9 million for the six months ended June 30, 2024. This change was primarily due to a less favorable mark to market revaluation gain recorded on equity securities during the six months ended June 30, 2025 compared to the same period in 2024.
Net loss and loss adjustment expenses
Net loss and loss adjustment expenses increased 24.7% from $99.3 million for the six months ended June 30, 2024 to $123.8 million for the six months ended June 30, 2025. This was primarily due to the increase in current accident year losses in the short-tail and reinsurance segments for the six months ended June 30, 2025 compared to the six months ended June 30, 2024. The increase in net loss and loss adjustment expenses also reflected lower favorable development on loss reserves from prior accident years, which was primarily driven by the currency revaluation of non-U.S. dollar loss reserves, in the long-tail segment, due to the weakening of the U.S. Dollar against our major transactional currencies.
IGI’s loss ratio increased by 12.3 percentage points from 42.0% for the six months ended June 30, 2024 to 54.3% for the six months ended June 30, 2025. This increase was primarily attributable to (1) higher current accident year losses of $143.4 million for the six months ended June 30, 2025, compared to $140.7 million for the six months ended June 30, 2024 which included higher current accident year catastrophe losses, of $38.6 million or 16.9 percentage points for the six months ended June 30, 2025, compared to $24.9 million or 10.5 percentage points for the six months ended June 30, 2024, and (2) a lower favorable development on loss reserves from prior accident years, which was $19.6 million or 8.6 percentage points for the six months ended June 30, 2025, compared to $41.5 million or 17.6 percentage points for the six months ended June 30, 2024 due to unfavorable development in the long-tail segment which was negatively impacted by currency revaluation movements.

The tables below outline incurred losses on catastrophe events for the six months ended June 30, 2025 and 2024.

	For the Six Months Ended June 30, 2025
($) in millions	Gross Incurred Amount	Net Incurred Amount
Catastrophe Event
Taiwan Multiple Earthquakes 2025	$9.8	$9.8
California Wildfires	8.7	8.5
Bridgewater Canal Flood (January Storm)	7.3	4.4
Other	2.7	2.3
Provided during the year related to prior accident years	3.5	7.0
Total	$32.0	$32.0

	For the Six Months Ended June 30, 2024
($) in millions	Gross Incurred Amount	Net Incurred Amount
Catastrophe Event
Taiwan Earthquake	$6.5	$6.5
UAE & Oman Floods	1.5	1.5
Other	1.6	1.6
Provided during the year related to prior accident years	11.3	11.5
Total	$20.9	$21.1
Net policy acquisition expenses
Net policy acquisition expenses increased 3.0% from $39.8 million for the six months ended June 30, 2024 to $41.0 million for the six months ended June 30, 2025. The net policy acquisition expense ratio for the six months ended June 30, 2024 was 16.8% compared to 18.0% for the six months ended June 30, 2025, with the increase primarily due to $9.9 million of reinstatement premiums on loss affected business in the first six months of 2025.
Change in allowance for expected credit losses on receivables
Change in allowance for expected credit losses on financial assets increased from $1.6 million for the six months ended June 30, 2024 to $1.8 million for the six months ended June 30, 2025.
General and administrative expenses
General and administrative expenses increased by 2.7% from $44.6 million for the six months ended June 30, 2024 to $45.8 million for the six months ended June 30, 2025. This was primarily caused by increased IT related expenses and audit fees accruals.
Net foreign exchange gain (loss)
Net foreign exchange gain (loss) amounted to a gain of $17.3 million for the six months ended June 30, 2025 compared to a loss of $3.9 million for the six months ended June 30, 2024. The six months ended June 30, 2025 saw a positive currency movement in the Company’s major transactional currencies, primarily the Pound Sterling and the Euro, against the U.S. Dollar.

RESULTS OF OPERATIONS — SEGMENTS
The following segment results should be read in conjunction with the Company’s unaudited segment results for the six months ended June 30, 2025 and 2024 presented within the Supplementary Financial Information to the condensed consolidated financial statements for the half year to June 30, 2025 included within IGI’s August 5, 2025 press release.
Results of Operations — Specialty Short-tail Segment
The following table summarizes the results of operations of IGI’s specialty short-tail segment for the six months ended June 30, 2025 and 2024:

	Six Months Ended June 30,
	2025	2024

	($) in millions
Gross written premiums	$221.6	$231.4
Ceded written premiums	(82.6)	(65.8)
Net written premiums	139.0	165.6
Change in unearned premiums	(21.5)	(39.4)
Net premiums earned (a)	117.5	126.2
Net loss and loss adjustment expenses (b)	(46.1)	(49.3)
Net policy acquisition expenses (c)	(20.8)	(20.4)
Underwriting income	$50.6	$56.5

Loss ratio (b) / (a)	39.2%	39.1%
Net policy acquisition expense ratio (c) / (a)	17.7%	16.2%
Gross written premiums
Gross written premiums in the specialty short-tail segment decreased by 4.2% from $231.4 million for the six months ended June 30, 2024 to $221.6 million for the six months ended June 30, 2025. This was primarily due to the decrease in gross written premiums in 75.0% of the lines in this segment except for the engineering and contingency lines which recorded premium growth benefiting from new business opportunities available at adequate pricing.
Ceded written premiums
Ceded written premiums in the specialty short-tail segment increased by 25.5% from $65.8 million for the six months ended June 30, 2024 to $82.6 million for the six months ended June 30, 2025. This increase was primarily due to higher facultative reinsurance premiums and an increase in reinstatement premiums on loss affected business during the period.
Net change in unearned premiums
Net change in unearned premiums in the specialty short-tail segment decreased from expense of $39.4 million for the six months ended June 30, 2024 to expense of $21.5 million for the six months ended June 30, 2025. This decrease was attributable to a higher level of reinsurance ceded premiums under the short-tail segment on a comparative basis causing a lower level of change in unearned premiums on a net basis.
Net premiums earned
As a result of the foregoing, net premiums earned in the specialty short-tail segment decreased by 6.9% from $126.2 million for the six months ended June 30, 2024 to $117.5 million for the six months ended June 30, 2025.

Net loss and loss adjustment expenses
Net loss and loss adjustment expenses in the specialty short-tail segment decreased by 6.5% from $49.3 million for the six months ended June 30, 2024 to $46.1 million for the six months ended June 30, 2025. Net loss and loss adjustment expenses included an increase in current accident year losses of $5.4 million within this segment on a comparative basis, which also included a higher level of catastrophe losses, mainly related to the earthquakes in Taiwan and the Bridgewater Canal breach in Manchester, UK. The increase in current accident year losses was partially offset by $8.6 million of higher favorable development on loss reserves from prior accident years for the six months ended June 30, 2025 compared to the six months ended June 30, 2024.
The loss ratio in the specialty short-tail segment was 39.2% for the six months ended June 30, 2025 as compared to 39.1% for the six months ended June 30, 2024.
Net policy acquisition expenses
Net policy acquisition expenses in the specialty short-tail segment increased by 2.0% from $20.4 million for the six months ended June 30, 2024 to $20.8 million for the six months ended June 30, 2025.
The net policy acquisition expense ratio for the six months ended June 30, 2024 was 16.2% compared to 17.7% for the six months ended June 30, 2025.
Specialty Long-tail Segment
The following table summarizes the results of operations of IGI’s specialty long-tail segment for the six month periods ended June 30, 2025 and 2024:

	Six Months Ended June 30,
	2025	2024

	($) in millions
Gross written premiums	$86.4	$90.7
Ceded written premiums	(31.7)	(26.5)
Net written premiums	54.7	64.2
Net change in unearned premiums	6.7	9.4
Net premiums earned (a)	61.4	73.6
Net loss and loss adjustment expenses (b)	(57.6)	(33.3)
Net policy acquisition expenses (c)	(14.1)	(14.1)
Underwriting income	$(10.3)	$26.2

Loss ratio (b) / (a)	93.8%	45.2%
Net policy acquisition expense ratio (c) / (a)	23.0%	19.2%
Gross written premiums
Gross written premiums in the specialty long-tail segment decreased from $90.7 million for the six months ended June 30, 2024 to $86.4 million for the six months ended June 30, 2025. This was primarily due to the decline in new business because of the Company’s cautious and selective approach driven by the softness in the market for this segment.
Ceded written premiums
Ceded written premiums in the specialty long-tail segment increased from an expense of $26.5 million for the six months ended June 30, 2024 to an expense of $31.7 million for the six months ended June 30, 2025 primarily due to the increase in reinstatement premiums on loss affected business during the period.

Net change in unearned premiums
Net change in unearned premiums in the specialty long-tail segment decreased by 28.7% from income of $9.4 million for the six months ended June 30, 2024 to income of $6.7 million for the six months ended June 30, 2025. The decrease was primarily driven by our financial institutions and inherent defects insurance lines of business, which contributed a majority of the change in unearned premiums released during the six months ended June 30, 2025.
Net premiums earned
As a result of the foregoing, net premiums earned in the specialty long-tail segment decreased 16.6% from $73.6 million for the six months ended June 30, 2024 to $61.4 million for the six months ended June 30, 2025.
Net loss and loss adjustment expenses
Net loss and loss adjustment expenses in the specialty long-tail segment increased by 73.0% from $33.3 million for the six months ended June 30, 2024 to $57.6 million for the six months ended June 30, 2025. This was primarily due to $34.4 million of unfavorable change in development on loss reserves from prior accident years in this segment, partially offset by a $10.1 million decrease in current accident losses on a comparative basis. The development on loss reserves from prior accident years in this segment was negatively impacted by currency revaluation movements.
The loss ratio in the specialty long-tail segment was 93.8% and 45.2% for the six months ended June 30, 2025 and 2024, respectively. The increase in the ratio was mainly driven by a higher level of net loss and loss adjustment expenses and lower net premiums earned on a comparative basis.
Net policy acquisition expenses
Net policy acquisition expenses in the specialty long-tail segment remained flat at $14.1 million for the six months ended June 30, 2025 and 2024.
The net policy acquisition expense ratio for the six months ended June 30, 2024 was 19.2% compared to 23.0% for the six months ended June 30, 2025 due to lower net premiums earned on a comparative basis.
Results of Operations — Reinsurance Segment
The following table summarizes the results of operations of IGI’s reinsurance segment for the six months ended June 30, 2025 and 2024:

	Six Months Ended June 30,
	2025	2024

	($) in millions
Gross written premiums	$86.3	$65.1
Ceded written premiums	(1.7)	(1.5)
Net written premiums	84.6	63.6
Change in unearned premiums	(35.7)	(27.0)
Net premiums earned (a)	48.9	36.6
Net loss and loss adjustment expenses (b)	(20.1)	(16.7)
Net policy acquisition expenses (c)	(6.1)	(5.3)
Underwriting income	$22.7	$14.6

Loss ratio (b) / (a)	41.1%	45.6%
Net policy acquisition expense ratio (c) / (a)	12.5%	14.5%

Gross written premiums
Gross written premiums in the reinsurance segment increased 32.6% from $65.1 million for the six months ended June 30, 2024 to $86.3 million for the six months ended June 30, 2025 benefitting from growth in both new business premiums and renewal premiums under proportional and non-proportional lines of business. Also, growth in gross written premiums was supported by the increase in average renewal premium rates of 3.4%.
Net change in unearned premiums
Net change in unearned premiums in the reinsurance segment increased from expense of $27.0 million for the six months ended June 30, 2024 to expense of $35.7 million for the six months ended June 30, 2025. This increase was attributable to the increase in net written premiums in this segment, with the majority of the increase contributed by new insurance policies incepted in the first half of 2025.
Net premiums earned
As a result of the foregoing, net premiums earned in the reinsurance segment increased 33.6% from $36.6 million for the six months ended June 30, 2024 to $48.9 million for the six months ended June 30, 2025.
Net loss and loss adjustment expenses
Net loss and loss adjustment expenses in the reinsurance segment increased 20.4% from $16.7 million for the six months ended June 30, 2024 to $20.1 million for the six months ended June 30, 2025. This was primarily due to the increase in current year accident year losses by $7.4 million on a comparative basis, which also included a higher level of catastrophe losses, mainly related to the Southern California Wildfires. The increase in current accident year losses was partially offset by $4.0 million of more favorable development on loss reserves from prior accident years for the six months ended June 30, 2025 compared to the six months ended June 30, 2024.
The loss ratio in the reinsurance segment was 41.1% and 45.6% for the six months ended June 30, 2025 and 2024, respectively. The decrease in the ratio was mainly driven by a higher level of net premiums earned on a comparative basis.
Net policy acquisition expenses
Net policy acquisition expenses in the reinsurance segment increased by 15.1% from $5.3 million for the six months ended June 30, 2024 to $6.1 million for the six months ended June 30, 2025.
The net policy acquisition expense ratio for the six months ended June 30, 2024 was 14.5% compared to 12.5% for the six months ended June 30, 2025.
NON-GAAP FINANCIAL MEASURES
In presenting our results, management has included and discussed certain non-GAAP financial measures. We believe that these non-GAAP measures, which may be defined and calculated differently by other companies, explain and enhance investor understanding of our results of operations. However, these measures should not be viewed as a substitute for those determined in accordance with U.S. GAAP.
Core operating income
“Core operating income” measures the performance of our operations without the influence of after-tax gains or losses on investments and foreign currencies and other items as noted in the table below. We exclude these items from our calculation of core operating income because the amount of these gains and losses is heavily influenced by, and fluctuates in part according to, economic and other factors external to the Company and/or transactions or events that are typically not a recurring part of, and are largely independent of, our core underwriting activities and including them distorts the analysis of trends in our operations. We believe the reporting of core operating income enhances an understanding of our results by highlighting the underlying profitability of our core insurance operations. Our underwriting profitability is impacted by earned premium growth, the adequacy of pricing, and the frequency and severity of losses. Over time, such profitability is also influenced by underwriting discipline, which seeks to manage the Company’s exposure to loss through favorable risk selection and diversification, IGI’s management of claims, the use of reinsurance and the ability to manage the expense ratio, which the Company accomplishes through the management of acquisition costs and other underwriting expenses.
In addition to presenting profit for the period determined in accordance with U.S. GAAP, we believe that showing “core operating income” provides investors with a valuable measure of profitability and enables investors, rating agencies and other users of our financial information to more easily analyze the Company’s results in a manner similar to how management analyzes the Company’s underlying business performance. Core operating income is calculated by the addition or subtraction of certain income statement line items from net income for the period, the most directly comparable U.S. GAAP financial measure, as illustrated in the table below:
Return on average equity and core operating return on average equity, which are both non-GAAP financial measures, represent the returns generated on common shareholders’ equity during the period. Our objective is to generate superior returns on capital that appropriately reward shareholders for the risks assumed.
The following is a reconciliation of net income for the period to core operating income together with calculations of return on average equity and core operating return on average equity and basic and diluted operating earnings per share metrics:

	Six Months Ended June 30,
	2025	2024

	($) in millions except per share data
Net income for the period	$61.4	$70.7
Reconciling items between net income for the period and core operating income:
Net realized (gain) on investments	(1.5)	(0.1)
Tax impact of net realized (gain) on investments(1)	0.2	—
Net unrealized (gain) on investments	(3.3)	(3.9)
Tax impact of net unrealized (gain) on investments(1)	0.2	—
Change in allowance for expected credit losses on investments	(0.3)	0.1
Tax impact of change in allowance for expected credit losses on investments(1)	0.1	—
Change in fair value of derivative financial liabilities	—	3.2
Net foreign exchange (gain) loss	(17.3)	3.9
Tax impact of net foreign exchange (gain) loss(1)	2.7	(0.6)
Core operating income	$42.2	$73.3
Average shareholders’ equity(2)	$658.6	$564.3
Return on average equity (%)(3)	18.6%	25.1%
Core operating return on average equity (%)(4)	12.8%	26.0%
Basic core operating earnings per share ($)(5)	$0.94	$1.62
Diluted core operating earnings per share ($)(5)	$0.93	$1.61
____________________________________________________________________
(1)The tax impact was calculated by applying the prevailing corporate tax rate of each subsidiary to the gross value of the relevant reconciling items as recognized separately by the subsidiaries on a standalone basis.
(2)Represents the total shareholders’ equity at the reporting period end plus the total shareholders’ equity as of the beginning of the reporting period, divided by 2.
(3)Return on average equity represents the net income for the period divided by average shareholders' equity.
(4)Represents core operating income for the period divided by average shareholders’ equity.
(5)Represents core operating income attributable to vested equity holders divided by weighted average number of vested common shares diluted as follows:

	Six Months Ended June 30,
($) in millions, except per share information and number of shares as indicated below	2025	2024
Core operating income for the period	$42.2	$73.3
Minus: Core operating income attributable to earnout shares	-	1.1
Minus: Dividends attributable to restricted share awards	0.8	0.5
Core operating income for the period attributable to common shareholders (a)	$41.4	$71.7
Weighted average number of shares – basic (in millions of shares) (b)	44.2	44.2
Weighted average number of shares – diluted (in millions of shares) (c)	44.5	44.5
Basic core operating earnings per share ($) (a/b)	$0.94	$1.62
Diluted core operating earnings per share ($) (a/c)	$0.93	$1.61

LIQUIDITY AND CAPITAL RESOURCES
Our principal sources of capital are equity and external reinsurance. The principal sources of funds for our operations are insurance and reinsurance premiums and investment returns. The principal uses of our funds are to pay claims benefits, related expenses, other operating costs and dividends to shareholders.
We have not historically incurred debt. As of June 30, 2025, we had $5.1 million of letters of credit outstanding to the order of reinsurance companies for collateralizing insurance contract liabilities in accordance with reinsurance arrangements.
We have historically paid regular dividends to our shareholders. The payment of dividends is subject to approval by the Company’s board of directors and will depend on factors including our results of operations, market conditions, regulatory requirements, contractual obligations, legal restrictions and other relevant factors. The most recent dividends paid per share for the first half of 2025 were $0.875 and $0.05 per share in April and June 2025, respectively.
In May 2022 the board of directors approved a share repurchase program of up to 5 million shares and in June 2024, increased the Company’s existing share repurchase authorization by 2.5 million to 7.5 million shares of its issued and outstanding common stock. There can be no assurance that the Company will repurchase all 7.5 million shares pursuant to this authorization or as to the timing of any purchases. During the six months ended June 30, 2025, the Company repurchased an aggregate of 1,502,024 shares for a total cost of $35.0 million. See Note 6 to the interim condensed consolidated financial statements for further details.
Our overall capital requirements are based on regulatory capital adequacy and solvency margins and ratios imposed by the Bermuda Monetary Authority (BMA), the Financial Conduct Authority (FCA) and the Prudential Regulation Authority of the Bank of England (PRA) in the United Kingdom and the Malta Financial Services Authority (MFSA). In addition, we set our own internal capital policies. Our overall capital requirements can be impacted by a variety of factors including economic conditions, business mix, the composition of our investment portfolio, year-to-year movements in net reserves, our reinsurance program and regulatory requirements. Historically, we have met the external regulatory and internal capital requirements.
We are a holding company with no direct source of operating income. We are therefore dependent on our capital raising abilities and dividend payments from our subsidiaries. The ability of our subsidiaries to distribute cash to us to pay dividends is limited by regulatory capital requirements.
We target group capitalization in excess of A/A- rating requirements under both the AM Best and S&P models, respectively. In addition, we maintain a solvency ratio above 120% of the group capital requirement under the solvency capital rules of the Bermuda Monetary Authority for the group. We have historically held capital and maintained an annual solvency ratio above the minimum required for the group.

Cash flows
IGI has three main sources of cash flows: operating activities, investing activities and financing activities.
Our operations generate cash flow as a result of the receipt of premiums in advance of the time when claim payments are required. Net cash from operating activities, together with other available sources of liquidity, historically has enabled us to meet our long-term liquidity requirements.
The movement in net cash provided by or used in operating, investing and financing activities and the effect of foreign currency rate changes on cash and cash equivalents is provided in the following table:

	Six Months Ended June 30,
	2025	2024

	($) in millions
Net cash flows from operating activities	$27.2	$120.7
Net cash flows from / used in investing activities	62.0	(93.2)
Net cash flows used in financing activities	(77.0)	(36.9)
Change in cash and cash equivalents	$12.2	$(9.4)
Net cash flows from operating activities
Net cash flows from operating activities decreased to net cash inflow of $27.2 million for the six months ended June 30, 2025 from $120.7 million for the six months ended June 30, 2024. This decrease was largely driven by the higher level of net claim payments and acquisition costs paid when compared to the six months ended June 30, 2024.
Net cash flows from / used in investing activities
Net cash flows from / used in investing activities increased to net cash inflow of $62.0 million for the six months ended June 30, 2025 from net cash outflow of $93.2 million for the six months ended June 30, 2024. This was primarily due to lower purchases of fixed maturity securities available-for-sale and higher proceeds at maturity from these securities.
Net cash flows used in financing activities
Net cash flows used in financing activities increased to net cash outflow of $77.0 million for the six months ended June 30, 2025 from net cash outflow of $36.9 million for the six months ended June 30, 2024. The cash outflow from financing activities for the six months ended June 30, 2025 included a dividend payment of $42.0 million compared to a dividend payment of $24.4 million for the same period of 2024. The cash outflow from financing activities for the six months ended June 30, 2025 also included repurchases of $35.0 million of common shares under our share repurchase program compared to repurchases of $12.6 million of common shares for the same period of 2024.
Investments
Our primary investment objectives are to maintain liquidity, preserve capital and generate a stable level of investment income. We purchase securities that we believe are attractive on a relative value basis and seek to generate returns in excess of predetermined benchmarks. Our investment strategy is established by our investment committee and has been approved by our board of directors. The strategy is comprised of high-level objectives and prescribed investment guidelines which govern asset allocation. In accordance with our investment guidelines, we maintain certain minimum thresholds of cash, short-term investments, and highly-rated fixed maturity securities relative to our consolidated net reserves and estimates of probable maximum loss exposures to provide necessary liquidity in a wide range of reasonable scenarios. As such, we structure our managed cash and investment portfolio to support policyholder reserves and contingent risk exposures with a liquid portfolio of high quality fixed-income investments with a comparable duration profile.

We manage 98.0% of our investment portfolio in-house, with the exception of approximately $25.5 million which is managed by a third-party investment advisor. Our investment team is responsible for implementing the investment strategy as set by the investment committee established by our management and routinely monitors the portfolio to ensure that these parameters are met.
The fair value of our investments, cash and cash equivalents and restricted cash as of June 30, 2025 and December 31, 2024 was as follows:

	Fair Value
Asset Description	June 30, 2025	December 31, 2024

	($) in millions
Fixed income securities	$1,010.3	$1,004.1
Fixed and call deposits	138.2	190.4
Cash at banks and held with investment managers	77.9	55.0
Equities	23.6	29.0
Real estate	2.1	1.9
Mutual funds	13.1	12.3
Total	$1,265.2	$1,292.7
The following table shows the distribution of bonds and debt securities with fixed interest rates according to the international rating agencies’ classifications as of June 30, 2025:

Rating Grade	Bonds	Unquoted Bonds	Total

	($) in millions
AAA	$18.0	—	$18.0
AA	273.7	—	273.7
A	595.9	—	595.9
BBB	119.0	—	119.0
BB	1.6	—	1.6
Not Rated	0.1	2.0	2.1
Total	$1,008.3	$2.0	$1,010.3
The following table summarizes our investment yield as of June 30, 2025 and 2024:

	As of June 30,
	2025	2024

Average investments(1)	$1,277.6	$1,158.4
Investment income(2)	$27.5	$24.9
Investment yield (annualized)(3)	4.4%	4.3%
____________________________________________________________________
(1)Includes investments and cash and cash equivalents. The average balance represents the investments at the reporting period end plus the investments as of the beginning of the reporting period, divided by 2.
(2)Represents net investment income net of (a) net realized gain (loss) on investments, (b) net unrealized gain (loss) on investments and (c) change in allowance for credit losses on investments. Investment income includes interest and dividend income, net of investment custodian fees and other investment expenses.
(3)Represents investment income divided by average investments.

For comparison, the following are the coupon returns for the Barclays U.S. Aggregate Bond Index and the dividend returns for the S&P 500® Index as of June 30, 2025:

As of June 30, 2025
Barclays US Aggregate Bond Index	2.9%
S&P 500® Index (dividend return)	1.2%

The cost or amortized cost and carrying value of our fixed-maturity investments as of June 30, 2025 is presented below by contractual maturity. Actual maturities could differ from contractual maturities because borrowers may have the right to call or prepay certain obligations with or without call or prepayment penalties.

	As of June 30, 2025
	Cost	Carrying Value

	($) in millions
2025	$59.1	$57.7
2026	176.0	173.1
2027	95.5	94.9
2028	137.1	138.7
2029	165.1	166.9
2030	89.0	90.5
2031	56.6	56.0
2032	14.0	14.1
2033	15.3	15.9
2034	55.0	57.4
After 2034	151.5	145.0
Total	$1,014.3	$1,010.3
Reinsurance
The description of our reinsurance purchases and Possible Maximum Losses (PMLs) have not materially changed from those reported in the 2024 Annual Report on 20-F.
Our reinsurance strategy has remained unchanged since December 31, 2024.
Reinsurance Recoverables
At June 30, 2025, approximately 94.4% of IGI’s reinsurance recoverables on unpaid and paid losses (not including ceded unearned premiums) of $250.7 million were due from carriers which had a “A-” or higher rating from a major rating agency. The largest reinsurance recoverables from any one carrier was approximately 9.9% of total shareholders’ equity available to IGI at June 30, 2025.

The following table shows credit ratings of our top 5 reinsurers as of June 30, 2025 and the reinsurance recoverable from such reinsurers as of both June 30, 2025 and December 31, 2024 (dollars in millions):

Rating	Percentage of total reinsurance recoverable	Reinsurance recoverables at June 30, 2025	Reinsurance recoverables at December 31, 2024
A+	25.8%	$64.7	$48.5
A++	7.4%	18.5	20.1
A+	7.2%	18.0	19.1
A-	7.0%	17.6	5.4
B++	4.9%	12.3	16.7
Total		$131.1	$109.8
Reserves
The following should be read in conjunction with the information reported in the “Reserves” section of Item 5 of the Company’s 2024 Annual Report on Form 20-F. There have been no material changes to the reserving policy or methodology described in the 20-F in the first half of 2025.
IGI Booked Reserves
The following table provides a reconciliation of the beginning of period and end of period reserves for the six months ended June 30, 2025, and the reserve surplus and deficiencies recognized over this period.

($) in millions	Six Months Ended June 30, 2025
Net reserve for unpaid loss and loss adjustment expenses at December 31, 2024	$580.6
Loss and loss adjustment expenses incurred, net of reinsurance:
Current accident year	143.4
Previous accident years	(19.6)
Total	$704.4
Loss and loss adjustment expenses paid, net of reinsurance:
Current accident year	13.3
Previous accident years	131.1
Total	$144.4
Reserve for unpaid loss and loss adjustment expenses at end of period	801.5
Reinsurance recoverable on unpaid loss and loss adjustment expenses, net of allowance	(241.5)
Net reserve for unpaid loss and loss adjustment expenses at June 30, 2025	$560.0

The following table sets out our claims reserving provisions including ULAE as of June 30, 2025 compared to December 31, 2024:
Change in Case Reserves, IBNR (reserves for losses that were incurred but not yet reported) and ULAE (reserves for unallocated loss adjustment expenses)

($) in millions	As of June 30, 2025	As of December 31, 2024	Change
Gross Reported Case Reserve	$394.4	$369.9	$24.5
Reinsurance Reported Case Reserve	135.6	113.0	22.6
Net Reported Case Reserve	258.8	256.9	1.9
Net IBNR Reserves & ULAE	301.2	323.7	(22.5)
Net reserve for unpaid loss and loss adjustment expenses	$560.0	$580.6	$(20.6)
During the six months ended June 30, 2025, net ultimate losses increased by $143.4 million for accident year 2025 and decreased by $19.6 million for accident year 2024 and prior accident years. The change in prior years was driven by a decrease of $30.6 million and $8.4 million for the short-tail and reinsurance segments, respectively, and an increase of $19.4 million for the long-tail segment. The decrease in the short-tail segment was primarily due to favorable catastrophe experience in the 2024 accident year. The decrease in the reinsurance segment was due to favorable claims experience. The increase in the long-tail segment was due to unfavorable claims experience and the forex revaluation impact of non-U.S. Dollar reserves.
Reserve releases/strengthening
There have been no significant changes to the information disclosed in the 2024 Annual Report on Form 20-F in Item 5 under the “Best Estimate”, “Booked Reserves”, “Time value of money”, and “Reserve Strengthening/Reserving Release” sections.
Key drivers that cause increases in the volume of reserves held remain unchanged from those reported in the 2024 Annual Report on Form 20-F.
As of June 30, 2025, the Company had $301.2 million of incurred but not reported (IBNR) loss reserves including ULAE, net of reinsurance.

Change in IGI Booked Net IBNR & ULAE	Six Months Ended June 30, 2025
($) in millions
Carrying Balance of IBNR Reserves in Balance Sheet at December 31, 2024 (A)	$323.7
Subsequent Movement in Following Financial year:
IBNR Reserves moved to Incurred Reserves (B)	(103.5)
IBNR Reserves release pertaining to prior years (C)	(19.6)
IBNR Reserves added for new accident year (D)	100.5
Net Charge to P/L (B+C+D)= (F)	$(22.5)
Carrying Balance of IBNR Reserves in Balance Sheet ending balance (A+F)	$301.2

Ultimate Claims Development
The table below shows the development of the Company’s net ultimate losses and loss adjustment expenses by accident year.

($) in millions	Initial	+1	+2	+3	+4	+5	+6	7+	+8	+9	+10	Net Premiums Earned
2015	92.9	87.0	79.8	75.3	73.1	72.6	71.9	72.4	72.4	72.3	72.2	155.8
2016	98.8	94.1	90.1	85.4	89.2	89.2	89.8	89.1	88.6	89.7		157.9
2017	110.3	117.2	116.4	113.9	112.0	111.8	109.6	108.6	110.5			146.7
2018	94.3	105.0	108.5	113.0	103.1	110.7	103.8	102.7				183.3
2019	124.4	115.7	100.1	107.0	105.3	104.1	103.9					215.5
2020	157.8	155.6	145.9	150.8	181.5	196.8						283.5
2021	193.8	162.9	142.3	139.4	142.5							345.2
2022	199.6	172.2	164.1	168.8								376.4
2023	228.4	180.3	179.4									447.2
2024	253.3	211.1										483.1
2025	143.4											227.8
For additional information about our reserves and reserves development, see Note 4 to IGI’s unaudited interim consolidated financial statements.
CRITICAL ACCOUNTING ESTIMATES
There have been no material changes in our critical accounting estimates described in the 2024 Annual Report on Form 20-F during the six months ended June 30, 2025.
TREND INFORMATION
Other than as disclosed in the Company’s 2024 Annual Report on Form 20-F filed with the SEC, in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and in the separate unaudited “Interim Condensed Consolidated Financial statements” for the first half of 2025, we are not aware of any significant trends, uncertainties, demands, commitments or events that have a material effect on our net revenues, income, profitability, liquidity or capital reserves, or that causes the reported financial information to be not necessarily indicative of future operating results or financial conditions.